Mail Stop 3561

April 22, 2010

<u>Via Fax & U.S. Mail</u>

Mr. Jayesh Sanghrajka
Chief Financial Officer
Mahalaxmi Engineering Estate
1st Floor, L.J. First Cross Road
Mahim (West)
Mumbai – 400016, India

      Re: **Rediff.Com India Limited**
              Form 20-F for the year ended March 31, 2009
              Filed September 21, 2009
              File No. 000-30735

Dear Mr. Sanghrajka:

We have completed our review of your Form 20-F noted above and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief